5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550 Fax: 713-369-0555
July 10, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attention:	H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed June 26, 2008
File No. 333-149326

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-02199
Filed March 7, 2008

Amendment No. 1 to Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-02199
Filed April 29, 2008
Ladies and Gentlemen:
     We have received your letter dated July 8, 2008, addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy, Inc., pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) pertaining to (a) Amendment No. 3 to our Registration Statement on Form S-4 filed with the SEC on June 26, 2008 (File No. 333-149326) (the “Registration Statement”), (b) our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-02199) filed with the SEC on March 7, 2008 and (c) Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-02199) filed with the SEC on April 29, 2008. In response to the Staff’s comments, we yesterday filed Amendment No. 2 to our Annual Report on Form 10-K (the “10-K/A”) and have today Amendment No. 4 to the Registration Statement (the “Registration Statement Amendment”) and we are submitting this response letter to you.

Securities and Exchange Commission
Division of Corporation Finance
July 10, 2008

     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
S-4/A
Material U.S. Federal Income Tax Consequences of the Merger, page 87
1.	Please revise to identify the portion of the discussion that constitutes the opinions of counsel and identify counsel providing the opinions by name.

Our response. We have revised the disclosure as requested. Please see page 87 of the Registration Statement Amendment.

2.	You disclose “[a]ssuming the merger qualifies as a reorganization..., the material United States federal income tax consequences of the merger...are...as follows.” The opinion should not assume the tax consequence in issue. Please revise your opinion to remove the assumption or advise us as to why you can not opine on this matter as a part of the opinion.

Our response. We have revised the disclosure to remove the assumption as requested. Please see page 88 of the Registration Statement Amendment.

3.	Investors are entitled to rely on the opinions being expressed. As such, please remove the disclaimer in the first sentence of the last paragraph appearing at the bottom of page 89.

Our response. We have removed the disclaimer as requested. Please see page 90 of the Registration Statement Amendment.
Exhibits 8.1 and 8.2
4.	As currently drafted, the opinion appears to inappropriately opine as to only the fairness and accuracy of the disclosure in the registration statement, without providing an opinion of the material tax consequences of the transaction. Revise your short form legal opinion to clarify that the discussion in the registration statement constitutes your opinion regarding the material tax consequences of the transaction.

Our response. The opinions attached as Exhibits 8.1 and 8.2 have been revised as requested. Please see Exhibits 8.1 and 8.2 to the Registration Statement Amendment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

Securities and Exchange Commission
Division of Corporation Finance
July 10, 2008

5.	In response to prior comment number two of our letter dated June 20, 2008, you provided proposed disclosure revisions that provide additional insight into the underlying reasons for variances, and guidance on whether past results are indicative of expected future results. On several occasions in your proposed revised disclosure of the ‘Comparison of Years Ended December 31, 2006 and December 31, 2005’ you refer to amounts for the year ended December 31, 2007. Please explain why you have referred to the year ended December 31, 2007 and/or provide additional disclosure as to why you are referring to amounts in periods not related to the titled discussion.

Our response. The references to amounts for the year ended December 31, 2007 referred to in the Staff’s comment were made in error, and we have corrected the error in the 10-K/A. Please see page 7 of the 10-K/A.
     If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (713) 369-0555, with a copy to Henry Havre of Andrews Kurth LLP, by fax at (713) 238-7279. We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY INC.
By:	/s/ Victor M. Perez
Victor M. Perez

Enclosures

cc:	Mellissa Campbell Duru, SEC Mark Wojciechowski, SEC Jill Davis, SEC Henry Havre, Andrews Kurth LLP Andrew M. Tucker, Andrews Kurth LLP Seth R. Molay, P.C., Akin, Gump, Strauss, Hauer & Feld, L.L.P.